ESPAÑA Y PORTUGAL
SANTA ENGRACIA, 120
28003 MADRID
TEL. +34 91 451 97 18
FAX. +34 91 451 97 69
www.nh-hotels.com

07026069

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 13 2007
WASH DC
161

July, 2007

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on July-, 2007 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

P.O.

Roberto Chollet
Chief Financial Officer

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

dw 8/20

NH HOTELES
Santa Engracia, 120
Tf: +00 34 91 4519762 · F: +00 34 91 4519720
www.nh-hotels.com · comunicacion@nh-hotels.com

NH HOTELES SIGNS FOR A €650 MILLION SYNDICATED LOAN WITH 34 BANKS

- **The amount of credit that the banks were prepared to grant duplicated what has been signed for, given the high level of market confidence in the good performance of the business and the development plans of NH Hoteles**

Madrid, 2 August 2007.- NH Hoteles has signed a syndicated loan for €650M with a term of 5 years. Due to the market confidence in the Company, in the good performance of the business and in the development plans, the different banks were prepared to grant a total of €1.363M.

This operation involves 34 banks, with the BBVA acting as the agent bank. The syndicated loan will be assigned both to cancel NH Hoteles's current debt and to finance the development plans of the Group.

NH Hoteles set out its strategic expansion plan back in January, in order to strengthen its position as leader in the European mid-segment by focusing its capital expenditures on growing organically in the major markets where the company is already present. The Company expects to take advantage from the good forecast for the coming years in the European hotel industry and from its position as a reference in those countries.

The company plans to double the number of rooms opened and signed for the coming three years. The targets set by NH Hoteles, to have 72,000 rooms and an EBITDA of more than €300M by the end of 2009, will consolidate its position as the leader in the European hotel industry.

ABOUT NH HOTELES

NH Hoteles (www.nh-hotels.com) ranks third among European business hotels. NH Hoteles currently has 337 hotels with 49,157 rooms in 21 countries in Europe, America and Africa. NH Hoteles has at present 46 new projects for hotels under construction, which shall have more than 8,000 new rooms.

NH Hoteles stands out in quality both as regards services and facilities, with very carefully thought out decoration, intended to please all tastes and making the guest feel comfortable. NH Hoteles' establishments offer the most advanced technologies designed to facilitate the guest's communication as well as his work and leisure.

The restaurants are another priority for hotels in the Chain, offering guest first-rate cuisine. Furthermore, the prestigious restaurateur Ferran Adrià, creator of El Bulli restaurant, has entered into an association with NH Hoteles, launching new concepts such as "nhube", pioneering spaces in the hotel sector combining food, leisure and rest for the chain's guest, and "Fast Good".

NH HOTELES
Santa Engracia, 120
T: +00 34 91 4519762 F: +00 34 91 4519720
www.nh-hotels.com comunicacion@nh-hotels.com

NH Hoteles is a responsible company in the Tourism industry. The Chain offer hotel services which anticipate present and future needs of both our internal and external stakeholders (Employees, Clients, Shareholders, Suppliers, Environment, etc.), the communities where we operate and future generations with maximum attention to detail and efficient and sustainable solutions.

NH Hoteles is listed on the Stock Exchange of Madrid (in the selective Ibex 35 Index).

FILE NUMBER
82 - 4780

FOR MORE INFORMATION:

NH Hoteles Communication Department
Tel: + 34 91 451 97 62
+ 34 91 451 97 18 (switchboard)
E-Mail: comunicacion@nh-hotels.com

RESERVATIONS

Tel: 902 115 116 (From Spain)
Tel: +800 0115 0116 (Only from A, B, F, G, IRL, NL, I, PT, CH, UK)
Tel: +34 91 398 44 00 (From other countries)
Website: http://www.nh-hotels.com

NH HOTELES

DEPARTAMENTO DE RELACIÓN CON INVERSORES

NH HOTELES
Santa Engracia, 120, 28003 Madrid
T: +34 91 451 97 24 - F: +34 91 451 97 30
www.nh-hotels.com investor-relations@nh-hotels.com

Madrid, 26 July 2007

IMPORTANT INFORMATION:

In accordance with IFRS, the starting date for the consolidation of Jolly Hotels into the accounts of NH Hoteles was 1 February 2007, the date when NH Hoteles took effective control of the former once the deal had been approved by the Italian antitrust authorities.

H1 2007 SALES AND RESULTS

H1 2007 SALES AND RESULTS SUMMARY

REVENUE	H1 2007	H1 2006	% DIF
TOTAL REVENUE	717.42	508.38	41%
HOTEL REVENUE EX -NON RECURRING-	671.98	492.06	37%
HOTEL REVENUE EX -NON RECURRING AND EXPANSION-	515.99	492.06	5%
TOTAL REVENUE REAL ESTATE ACTIVITY	25.55	11.27	127%
EBITDA	**H1 2007**	**H1 2006**	**% DIF**
TOTAL EBITDA	142.34	83.60	70%
HOTEL EBITDA EX- NON RECURRING-	109.86	79.20	39%
HOTEL EBITDA EX -NON RECURRING AND EXPANSION-	87.83	79.20	11%
TOTAL EBITDA REAL ESTATE ACTIVITY	13.44	3.41	294%

Important events

- **RevPar:** Excluding European expansion, RevPar increased 4.4% in 2007, 7.8% in Spain, 4.1% in Benelux, 4.8% in Switzerland, Austria and Hungary and 0.54% in America. In local currency terms, the figures were +24% in Argentina and 3.5% in Mexico. In Germany, RevPar slipped 1.51%, due to the impact of the World Cup football which ran through most of June 2006.

- **Price and Occupancy:** The 5.5% growth via prices in Europe reflects the generally positive momentum in nearly all the business units.

- **EBITDA and Earnings:** Despite the difficult comparables due to the World Cup football The figures for Earnings and EBITDA excluding expansion and non-recurrent items rose 5% and 11% respectively.

- **Jolly Hotels:** NH Hoteles has consolidated Jolly's results since 1 February. Bear in mind that in February 2006, the Winter Olympics were held in Turin. Jolly's RevPar eased 2.6% in the first five months of the year.

- **Non-recurrent items:** The €27.28m of non-recurrent items is explained as follows: €16.84m on the initial consolidation of Jolly Hotels as a consequence of the difference between the estimated fair value calculated on the basis of the last provisional assessment and the acquisition price; €7.33m of capital gains from the sale of a plot in Puerto Morelos, Mexico, and €3.11m of other items.

NH HOTELES Santa Engracia, 120, 28003 Madrid. T: +34 91 451 97 24 - F: +34 91 451 97 30 www.nh-hotels.com · investor-relations@nh-hotels.com

Hotel Business

RevPar and Sales

- **Spain and Portugal**: RevPar +7.8% and sales excluding new openings +7%, reflecting a very solid business performance in the second quarter. Increases were mainly via price rises, supported by a positive performance in the larger cities and the balancing contribution from the weekend business.
- **Italy and Jolly Hotels**: The existing hotels are in the very early stages of development and no meaningful analysis of RevPar trends is possible. Jolly's RevPar eased 2.6%.
- **Benelux and others:** RevPar was up 4.07%, mainly thanks to higher prices. The second quarter lacked the benefit of some of the biannual conventions which were held last year. This had a negative impact on the second quarter performance, but should not make a significant impact on the year-end figures.
- **Germany**: Excluding new openings, RevPar eased 1.5%. The impact of the World Cup on Germany was also reflected in the sales mix, and total sales rose 1%. In the second quarter, RevPar fell 7%. Apart from the impact of the World Cup, business performance was excellent and it is to be hoped that the improving trend will be helped by a very favourable comparison in the remainder of the year.
- **Austria, Switzerland and Hungary**: This region is still showing signs of strength (RevPar +4.8%), and the performance would doubtless have been even more positive had it not been for the impact of the World Cup.
- **America**: In constant currency, RevPar in Mexico improved 3.42% and sales 3.19%. In Argentina, RevPar grew 24.2% and 12% in the other Mercosur countries.

Results

- **Spain and Portugal**: Substantial price growth led to EBITDA rise of 21%.
- **Italy and Jolly Hotels**: the performance of the operational hotels (excluding acquisitions) in terms of results does not yet indicate a trend which is possible to analyse. The results of Jolly Hotels were affected by the impact of the Winter Olympics in Turin held in February 2006, as well as by a ruling that meetings, conventions and incentive expenses were no longer tax-deductible by pharmaceutical companies in the first half of the year. The restriction will not apply anymore since the second half.
- **Benelux and others**: Although the RevPar performance was very favourable, sales rose only 2% due to fewer biannual conventions, which generate business which is reflected at every level of earnings. The trend seen in the first quarter is expected to resume in the second half of the year.
- **Germany**: The comparison with an exceptional first half in 2006 has had a negative impact on margins due to the substitution of very high prices and occupancy by a more balanced business including restaurant trade, which generates more modest margins. Even so, EBITDA at the end of the first half was almost flat on the previous year thanks to well-controlled operating costs. The new openings dilute EBITDA by 23% (-€0.58m).
- **Austria, Switzerland and Hungary**: In a very weak period for seasonal reasons, GOP and EBITDA increased significantly, with the GOP margin up from 26.33% in Q1 2006 to 27.1% in Q1 2007.
- **America**: Foreign exchange movements affected the EBITDA in 10 porcentual points, +13%. In local currency terms, EBITDA increased by 23%.

Real Estate Activity

- NH Hoteles' Real estate Activity reached total revenue of €25,54m, 127% more than 2006. Sotogrande posted earnings of €18.22m, 127% more than in the same period last year. Besides, €7,33m reflects the capital gain on the sale of a plot of land in Puerto Morelos, Mexico.
- EBITDA ascended to €13.44m. Of this, €6,11m was attributable to the development of Sotogrande, compared with €3.41m in the same period in 2006. The plot of land in Puerto Morelos implied an EBITDA contribution of €7,33m.
- At 30 June 2006, Sotogrande had confirmed sales not reflected in the accounts amounting to €78.3m, with an estimated margin of €27.3m. The majority of these sales were from the residential development of Ribera del Marlin and berths in the Marina. The comparable figure at the end of 2006 was €74.6m.
- SOTOGRANDE S.A., the management company of Ribera del Marlin S.L. (owned 50/50 by SOTOGRANDE and Ponte Gadea S.L.), has signed an agreement to sell the 35 remaining sites in the Ribera del Marlin development.
- The deal is worth more than €37m (€37,167,000) and is the largest deal in the history of SOTOGRANDE S.A. The agreed price per m² is more than €6,700. The price per m² for a product of this type is at the same levels as prime commercial properties in Madrid or Barcelona.
- In addition, the purchasing consortium has agreed to lease for five years, with an option to buy, the public parking at the complex which has 315 parking spaces.
- The purchasing consortium has committed to dynamic development of the commercial zone of Ribera del Marlin with an ambitious communications and marketing plan which has been designed in collaboration with Synapsis, using the BLUE SOTOGRANDE brand. The objective is to create a top class shopping and restaurant locale at SOTOGRANDE.
- It is important to bear in mind that this sale will not have any impact on the profit and loss account until 2008, when the commercial premises start to be handed over and paid for.

Real Estate Activity - Revenue Breakdown	H1 2007		H1 2006	
	Mn Euros	% total	Mn Euros	% total
Berths and Parking lots	0.40	2%	1.40	12.4%
Apartments	6.96	27%	4.25	37.7%
Plots	14.45	57%	2.17	19.3%
Real Estate Revenue	**21.81**	**85%**	**7.8**	**69.4%**
Other Revenue	3.73	15%	3.45	30.6%
Total Revenue	**25.54**	**100,0%**	**11.3**	**100.0%**

nH HOTELES

DEPARTAMENTO DE RELACIÓN CON INVERSORES

NH HOTELES
Santa Engracia, 120, 28003 Madrid
T: +34 91 451 97 24 - F: +34 91 451 97 30
www.nh-hotels.com - investor.relations@nh-hotels.com

REVPAR H1 NH HOTELES

	AVERAGE ROOMS		OCCUPANCY %			ADR			REVPAR		
	2,007	2,006	2,007	2,006	% Var	2,007	2,006	% Var	2,007	2,006	% Var
B.U. SPAIN	11,651	11,639	66.08%	66.07%	0.01%	92.66	85.98	7.76%	61.23	56.81	7.78%
B.U. ITALY	376	376	68.98%	69.37%	-0.55%	98.90	91.32	8.30%	68.23	63.35	7.70%
B.U. BENELUX	6,884	6,898	68.80%	69.71%	-1.32%	97.54	92.49	5.46%	67.10	64.47	4.07%
B.U.SWITZ&AUST&HUNG& ROM	1,773	1,754	69.93%	70.69%	-1.08%	78.32	73.89	5.99%	54.76	52.24	4.84%
B.U. GERMANY	9,001	8,939	59.52%	60.84%	-2.17%	66.31	65.87	0.67%	39.47	40.08	-1.51%
Total B.U. EUROPE	**29,686**	**29,606**	**64.99%**	**65.66%**	**-1.02%**	**85.70**	**81.26**	**5.46%**	**55.69**	**53.35**	**4.38%**
B.U. LAS AMÉRICAS	3,107	3,038	64.88%	66.90%	-3.02%	62.43	60.22	3.68%	40.51	40.29	0.54%
TOTAL B.U.	**32,792**	**32,644**	**64.98%**	**65.77%**	**-1.21%**	**83.50**	**79.27**	**5.33%**	**54.25**	**52.14**	**4.06%**

REVPAR JOLLY HOTELS (FEBRUARY-JUNE)

	2,007	2,006	% Var
PROFORMA JOLLY HOTELS 5 MESES	77,64	79,71	-2.60%

82 - 4780

NH HOTELES

DEPARTAMENTO DE RELACIÓN CON INVERSORES

NH HOTELES
Santa Engracia 120, 28003 Madrid
T: +34 91 451 97 24 - F: +34 91 451 97 30
www.nh-hotels.com - investor.relations@nh-hotels.com

CLOSING AS OF JUNE 2007 VS JUNE 2006 HOTEL ACTIVITY

	2007/JUNE	2006/JUNE	DIFFER.07/06	%DIF
SPAIN &PORTUGAL	207.78	192.28	15.5	8%
ITALY	7.54	7.09	0.45	6%
BENELUX&OTHERS	138.64	135.5	3.14	2%
SWIZ&AUSTRY6OTHERS	25.26	23.57	1.69	7%
GERMANY	103.59	102.28	1.31	1%
AMERICA	33.19	31.34	1.85	6%
HOTEL REVENUE & OTHERS B.U.	**515.99**	**492.06**	**23.93**	**5%**
SPAIN &PORTUGAL	7.38		7.38	
ITALY	18.69		18.69	
BENELUX&OTHERS	8.82		8.82	
SWIZ&AUSTRY6OTHERS	3.86		3.86	
GERMANY	3.21		3.21	
AMERICA	0.83		0.83	
NEW OPENING07/06	**42.8**		**42.8**	
ACQUISITIONS (JOLLY HOTELS)	**113.19**		**113.19**	
RELEVANT NON-RECURRING REV.	**19.89**	**5.05**	**14.84**	**294%**
TOTAL REVENUE	**691.87**	**497.11**	**194.76**	**39%**
SPAIN &PORTUGAL	129.5	122.63	6.87	6%
ITALY	6.86	6.63	0.24	4%
BENELUX&OTHERS	88.32	85.34	2.98	3%
SWIZ&AUSTRY6OTHERS	17.31	16.24	1.08	7%
GERMANY	70.58	68.68	1.91	3%
AMERICA	22.62	21.83	0.79	4%
OPERATING EXPENSES EXCLUDING NEW OPENINGS	**335.2**	**321.34**	**13.85**	**4%**
SPAIN &PORTUGAL	5.73		5.73	
ITALY	14.04		14.04	
BENELUX&OTHERS	5.58		5.58	
SWIZ&AUSTRY6OTHERS	2.95		2.95	
GERMANY	3.35		3.35	
AMERICA	0.52		0.52	
OPERATING EXPENSES NEW OPENING	**32.16**		**32.16**	
ACQUISITIONS (JOLLY HOTELS)	**76.23**		**76.23**	
RELEVANT NON-RECURRING REV.	**0.86**	**4.06**	**-3.2**	**-79%**
TOTAL OPERATING EXPENSES	**444.44**	**325.4**	**119.04**	**37%**
SPAIN &PORTUGAL	78.28	69.65	8.63	12%
ITALY	0.67	0.46	0.21	46%
BENELUX&OTHERS	50.32	50.16	0.17	0%
SWIZ&AUSTRY6OTHERS	7.94	7.33	0.61	8%
GERMANY	33.0	33.6	-0.6	-2%
AMERICA	10.57	9.51	1.06	11%
GOP BUSINESS UNIT EXCLUDING NEW OPENINGS	**180.8**	**170.72**	**10.08**	**6%**
SPAIN &PORTUGAL	1.65		1.65	
ITALY	4.66		4.66	
BENELUX&OTHERS	3.24		3.24	
SWIZ&AUSTRY6OTHERS	0.92		0.92	
GERMANY	-0.14		-0.14	
AMERICA	0.31		0.31	
GOP NEW OPENING	**10.64**		**10.64**	
ACQUISITIONS (JOLLY HOTELS)	**36.96**		**36.96**	
GOP NON RECURRING	**19.03**	**0.99**	**18.04**	**1822%**
TOTAL GOP	**247.43**	**171.71**	**75.72**	**44%**
LEASES&PT EXCLUDING NEW OPENINGS	**92.96**	**91.52**	**1.44**	**2%**
LEASES & P.T. NEW OPENINGS	**14.22**		**14.22**	
ACQUISITIONS	**11.35**		**11.35**	
TOTAL LEASES & PROPERTY TAXES	**118.53**	**91.52**	**27.01**	**30%**
SPAIN &PORTUGAL	39.43	32.51	6.93	21%
ITALY	-0.48	-0.77	0.29	38%
BENELUX&OTHERS	39.82	39.44	0.38	1%
SWIZ&AUSTRY6OTHERS	0.31	-0.26	0.57	219%
GERMANY	-0.22	0.42	-0.65	-153%
AMERICA	8.98	7.86	1.12	14%
EBITDA BUSINESS UNIT EXCLUDING NEW OPENINGS	**87.84**	**79.2**	**8.64**	**11%**
SPAIN &PORTUGAL	-1.29		-1.29	
ITALY	-1.37		-1.37	
BENELUX&OTHERS	0.5		0.5	
SWIZ&AUSTRY6OTHERS	-0.36		-0.36	
GERMANY	-1.35		-1.35	
AMERICA	0.29		0.29	
EBITDA NEW OPENING	**-3.58**		**-3.58**	
ACQUISITIONS (JOLLY HOTELS)	**25.61**		**25.61**	
EBITDA NON RECURRING	**19.03**	**0.99**	**18.04**	**1822%**
TOTAL EBITDA	**128.89**	**80.19**	**48.71**	**61%**

NH HOTELES
Santa Engracia, 120, 28003 Madrid
T: +34 91 451 97 24 - F: +34 91 451 97 30
www.nh-hotels.com - investor-relations@nh-hotels.com

NH HOTELES,S.A. H1 2007 P&L ACCOUNT

	H1 2007		H1 2006		2007/2006
	M Eur.	%	M. Eur	%	Var. %
Room Revenues	671.98	93.7%	492.06	96.8%	36.6%
Real estate sales and other	18.16	2.5%	11.25	2.2%	61.4%
Other non-recurring revenues	27.28	3.8%	5.07	1.0%	438.0%
TOTAL REVENUES	**717.42**	**100.0%**	**508.38**	**100.0%**	**41.1%**
Cost of real estate sales	-5.58	-0.8%	-2.57	-0.5%	117.1%
Staff Cost	-233.76	-32.6%	-167.90	-33.0%	39.2%
Operating expenses	-216.35	-30.2%	-158.73	-31.2%	36.3%
Other Non-recurring expenses	-0.86	-0.1%	-4.06	-0.8%	-78.8%
GROSS OPERATING PROFIT	**260.87**	**36.4%**	**175.12**	**34.4%**	**49.0%**
Lease payments and property taxes	-118.53	-16.5%	-91.52	-18.0%	29.5%
EBITDA	**142.34**	**19.8%**	**83.60**	**16.4%**	**70.3%**
Depreciation	-50.32	-7.0%	-41.11	-8.1%	22.4%
EBIT	**92.02**	**12.8%**	**42.49**	**8.4%**	**116.6%**
Interest income (expense)	-22.96	-3.2%	-12.55	-2.5%	82.9%
Income from minority equity interests	-0.11	0.0%	0.22	0.0%	-150.0%
EBT	**68.95**	**9.6%**	**30.16**	**5.9%**	**128.6%**
Corporate income tax	-12.33	-1.7%	-9.05	-1.8%	36.2%
NET INCOME before minorities	**56.62**	**7.9%**	**21.11**	**4.2%**	**168.2%**
Minority interests	-16.10	-2.2%	0.04	0.0%	-40342.5%
NET INCOME	**40.52**	**5.6%**	**21.15**	**4.2%**	**91.6%**

Financial Performance and Other Important Information

- **Net Profit:** This reached €40.52m. Adjusted for the average number of shares at 30 June 2007 (140,643,775 shares), earnings per share increased by 62.8% to €0.29 from €0.18 in the first half of 2006.
- **Net Debt**: This amounted to €775.89m compared with €633m at end-2006. From 31 January 2007, this figure has reflected the consolidation of Jolly's net debt of €240.43m.
- **Financial Charges**: The 82.9% increase in financial charges is due to the increase in base rates and to an increase in average borrowings in the period. Bear in mind that the €250m rights issue was not effective until the end of March, while Jolly's net debt of €240.43 m, has been consolidated since 31 January 2007.
- **Minorities**: The majority of the minorities accounts reflects the non-recurrent gains attributable to NH's associates in Italy.

€250m Rights Issue

- On 30 March 2007, the group issued 16,371,971 new shares corresponding to the €250m rights issue at €15.27 per share, increasing the number of shares in circulation to 147,970,458. The deal was mainly underwritten by the existing shareholders as they subscribed to nearly 98% of the issue at the first opportunity.

Jolly Hotels

- At the end of January, "La Autoritá garante della concorrenza e del mercado" (the Italian antitrust authorities) approved the transactions in the proposed agreement signed on 11 November 2006 by NH Italia Srl, Joker Partecipazioni Srl and Intesa Sanpaolo Spa. This is why the consolidation of Jolly Hotels in the accounts of NH Hoteles took place on this date.
- On 21 February 2007, NH Italia Srl, Joker Partecipazioni Srl and Intesa Sanpaolo Spa notified Consob (the Italian stock market regulatory body) of a public offer for the shares in Grande Jolly Hotels Spa, representing 25.53% of the capital, at a price of €25 per share.
- As a result of the obligatory public offering by Grande Jolly, S.r.l., NH Italia, S.r.l., Joker Partecipazioni, S.r.l. and Intesa Sanpaolo, S.p.A. to acquire the ordinary shares of Jolly Hotels, S.p.A., which closed on 18 April 2007, the agreement between the above-mentioned parties resulted in their controlling 16,621,262 shares in Jolly Hotels, S.p.A, or 83.106% of the issued share capital.
- The Boards of Jolly Hotels S.p.A. and Grande Jolly S.r.l. agreed that the former would be absorbed into the latter once Grande Jolly had become a Joint Stock Company.
- On 23 July 2007, 24.35% of Jolly Hotels, S.p.A., changed hands as a result of put and call options held over this packet of shares by Joker Srl and Grande Jolly Srl, respectively, for a total sum of €121,785,125 plus interest of €577,708 of interest.
- Subsequent to this transaction, Grande Jolly Srl owns 15,967,824 shares in Jolly Hotels SpA, or 79.84% of the capital. Grande Jolly's shareholding structure is now as follows: 51% NH Italia, 42% Joker and 7% Banca Intesa.

New Additions to the Portfolio

Acquisitions

- Since the beginning of the year, NH Hoteles has made a quantum leap both in terms of numbers and quality regarding its geographical presence, thanks to its takeover of the Italian chains Jolly Hotels and Framon. Since 1 February 2007, NH Hoteles has consolidated the following hotels into its profit and loss account by the global method:
    - 46 Hoteles or 7,555 rooms from Jolly Hotels: 5,993 rooms or 39 hotels in Italy, one 275-room hotel in London, one 218-room hotel in Amsterdam, two hotels or 472 rooms in Germany, one 162-room hotel in Paris and one hotel in New York with 242 rooms.
- Since 1 January 2007, NH Hoteles has consolidated the following hotels in its profit and loss account by the global method:
    - 15 Framon hotels in Italy with 1,254 rooms.

Internal or organic growth.

In the year to date, NH Hoteles has opened 1,038 new rooms. Some of these represent a very significant boost to the group's presence in important European cities.

- In Barcelona, a convention hotel with 308 rooms has been opened in the L'illa area, which strengthens NH Hoteles's presence in Barcelona and means that it once again the leader in this market, a position lost with the sale of the Hotel Princesa Sofía four years ago.
- In Vienna, with the opening of the NH Danube City with its 252 rooms, NH Hotels now has five hotels and more than 1,000 rooms in that city, which is enjoying a boom thanks to a well-balanced mix of corporate and tourist activity.
- NH Hoteles opened its second hotel in France, a business hotel in the centre of Nice, following the acquisition of the Jolly Lotti in Paris. NH Hoteles also has two other projects underway in Strasbourg and Lyon.

Hotels opened since 1 January 2007

Hotels	City	Contract	Rooms
NH Stuttgart Airport	Stuttgart	Leased with Call Option	91
NH Danube City	Wien	Leased with Call Option	252
NH Waalwick	Waalwick, Holland	Leased with Call Option	120
NH Constanza	Barcelona	Leased	308
NH Fuenlabrada	Madrid	Leased	132
NH Santa Fe	Mexico DF	Owned	135
NH Niza	France	Leased	152
Total New Openings			1190

Progress on the Expansion Plan (18,000 new rooms in 2007-2009)

As of 23th of July, agreements were signed for **4,160** new rooms, more than 20% more than the target (assuming linear implementation over time of the 18,000 new rooms planned between 2007 and 2009).

NH HOTELES
28003 Madrid
F. +34 91 451 97 30
www.nh-hotels.com investor.relations@nh-hotels.com

Geographical distribution in the first months of the expansion plan:

- Central and Eastern Europe: 41% (Germany, the Netherlands, Switzerland, Austria, the Czech Republic and France).
- Southern Europe: 40% (Italy and Spain).
- Latin America and Other: 19%.

The breakdown by country is 28% Italy, 19% Germany and Austria and Switzerland, 12% Spain, 9% in the Czech Republic, 3% in the Netherlands, 4% in South Africa, 15% in Latin America and 10% in France.

Agreements signed for Hotels between 1 January and 23 July 2007

Peoyects	City	Contract	# Rooms	Opening
1	Prague	Arrendamiento	237	2009
2	Prague	Arrendamiento	135	2009
3	Milano	Arrendamiento	148	2009
4	Milano	Arrendamiento	250	2009
5	Milano	Arrendamiento	200	2009
6	Madrid	Leased	308	2010
7	Madrid	Arrendamiento	92	2009
8	Wien	Arrendamiento	300	2011
9	Savona	Propiedad	92	2007
10	Bari	Management	160	2009
11	Cape Town	Gestión	190	2009
12	Frankfurt	Arrendamiento	209	2009
13	Algeciras, Spain	Leased	100	2008
14	Strasbourg	Leased	243	2009 / 2010
15	Amersfoort	Leased (LHI)	114	2008
16	Buenos Aires	Owned 100%	115	2009
17	Playa Bavaro, Rep. Dom.	Owned 5% + Management	375	2008
18	Bogotá, Colombia	Management	140	2009
19	Palacio Mejia Lequerica, Madrid	Arrendamiento	86	2010
Running Hotels	**City**	**Contract**	**# Rooms**	**Opening**
20	Waalwick, Holanda	endamiento con Opción de com	120	Feb-07
21	Wien	endamiento con Opción de com	252	Ene-07
22	Nice, France	Arrendamiento	152	2007
23	Florence, Italy	Arrendamiento	72	2009
24	Geneva, Switzerland	Arrendamiento	70	2007
Total New Openings			**4160**	

NH HOTELES
Santa Engracia, 120, 28003, Madrid
T: +34 91 451 97 24 · F: +34 91 451 97 30
www.nh-hotels.com - investor.relations@nh-hotels.com

FILE NUMBER
82 - 4780

BREAKDOWN OF HOTELS OPENED BY THE NH HOTELES GROUP BY COUNTRY

R= ROOMS; H= HOTELS; CO= CALL OPTION; L= LEASED; O= OWNED; M= MANAGED; F= FRANCHISE

	R	H	CO	L	R	O	R	M	R	F	R
ARGENTINA	1,128	8	0	0	0	8	1,128	0	0	0	0
URUGUAY	136	1	0	0	0	1	136	0	0	0	0
MEXICO	3,177	16	0	4	462	6	1,261	6	1,454	0	0
BRASIL	135	1	0	0	0	1	135	0	0	0	0
CHILE	122	1	0	0	0	1	122	0	0	0	0
CUBA	968	2	0	0	0	0	0	2	968	0	0
PORTUGAL	313	3	0	3	313	0	0	0	0	0	0
SPAIN	14,006	125	0	83	9,514	17	2,504	25	1,988	0	0
ITALY	8,187	58	0	29	4,563	16	2,432	6	525	7	667
ENGLAND	596	3	0	1	121	1	275	1	200	0	0
HOLLAND	5,935	32	2	12	1,669	19	4,186	1	80	0	0
BELGIUM	1,309	9	0	2	434	7	875	0	0	0	0
GERMANY	10,093	58	17	58	10,093	0	0	0	0	0	0
SWITSERLAND	562	4	0	2	330	2	232	0	0	0	0
AUSTRIA	1,225	7	4	7	1,225	0	0	0	0	0	0
HUNGRIA	160	1	0	1	160	0	0	0	0	0	0
RUMANIA	161	2	0	1	83	0	0	1	78	0	0
POLONIA	0	0	0	0	0	0	0	0	0	0	0
CZECH REPUBLIC	0	0	0	0	0	0	0	0	0	0	0
LUXEMBURGO	148	1	1	1	148	0	0	0	0	0	0
SOUTH AFRICA	240	2	0	1	198	1	42	0	0	0	0
REP. SENEGAL	0	0	0	0	0	0	0	0	0	0	0
REP. DOMINICANA	0	0	0	0	0	0	0	0	0	0	0
COLOMBIA	0	0	0	0	0	0	0	0	0	0	0
UNITED STATES	242	1	0	0	0	1	242	0	0	0	0
FRANCE	314	2	0	1	152	1	162	0	0	0	0
TOTAL HOTELS OPERATED	**49,157**	**337**	**24**	**206**	**29,465**	**82**	**13,732**	**42**	**5,293**	**7**	**667**

NH HOTELES
DEPARTAMENTO DE RELACIÓN CON INVERSORES
NH HOTELES
Santa Engracia 120, 28003 Madrid
T: +34 91 451 97 24 · F: +34 91 451 97 30
www.nh-hotels.com · investor.relations@nh-hotels.com

PROJECTS SIGNED BY NH HOTELES GROUP

R= ROOMS; H= HOTELS; CO= CALL OPTION; L= LEASED; O= OWNED; M= MANAGED; F= FRANCHISE

	R	H	CO	L	R	O	R	M	R	F	R
ARGENTINA	336	3	0	0	0	3	336	0	0	0	0
MEXICO	1,345	5	0	1	220	1	140	3	985	0	0
CUBA	150	0	0	0	0	0	0	0	150	0	0
SPAIN	1,206	9	0	7	1,048	2	158	0	0	0	0
ITALY	1,785	13	0	9	1,228	2	309	2	248	0	0
HOLLAND	114	1	1	1	114	0	0	0	0	0	0
GERMANY	209	1	1	1	209	0	0	0	0	0	0
SWITZERLAND	70	1	0	1	70	0	0	0	0	0	0
AUSTRIA	300	0	0	0	300	0	0	0	0	0	0
POLAND	94	1	0	0	0	0	0	1	94	0	0
CZECH REPUBLIC	372	2	0	2	372	0	0	0	0	0	0
SOUTH AFRICA	190	1	0	0	0	0	0	1	190	0	0
REP. SENEGAL	310	2	0	0	0	0	0	2	310	0	0
DOMINICAN REP.	1,235	2	0	0	0	0	0	2	1,235	0	0
COLOMBIA	140	1	0	0	0	0	0	1	140	0	0
FRANCE	488	2	0	2	488	0	0	0	0	0	0
TOTAL PROYECTS	8,344	44	2	24	4,049	8	943	12	3,352	0	0

END